Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 166-A-I dated June 9, 2009	Term Sheet to Product Supplement No. 166-A-I Registration Statement No. 333-155535 Dated October 18, 2011; Rule 433

Structured Investments	$ Buffered Return Enhanced Notes Linked to the MSCI Europe Index, Converted into U.S. Dollars, due November 5, 2012

General

•	The notes are designed for investors who seek a return of twice the appreciation of the MSCI Europe Index, converted into U.S. dollars, up to a maximum total return on the notes of at least 17.40%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 10%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured obligations of JPMorgan Chase & Co. maturing November 5, 2012†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about October 19, 2011 and are expected to settle on or about October 24, 2011.

Key Terms

Index:	The MSCI Europe Index (the “Index”), converted into U.S. dollars
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of at least 17.40%*. For example, assuming the Maximum Total Return is 17.40%*, if the Index Return is equal to or greater than 8.70%, you will receive the Maximum Total Return on the notes of 17.40%*, which entitles you to the maximum payment of $1,174* at maturity for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:
$1,000 + ($1,000 × Index Return × 2)

* The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 17.40% and $1,174 per $1,000 principal amount note, respectively.

If the Ending Index Level is equal to or less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Index Return + 10%) × 1.1111]
You will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level by more than 10%. If the value of the U.S. dollar appreciates against the Underlying Currency, you may lose some or all of your investment in the notes, even if the closing level of the Index has increased during the term of the notes.
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows: Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Adjusted Closing Level of the Index on the pricing date
Ending Index Level:	The arithmetic average of the Adjusted Closing Levels of the Index on each of the Ending Averaging Dates.
Adjusted Closing Level:	On any trading day, the closing level of the Index on such trading day multiplied by the Exchange Rate of the Index on such trading day
Exchange Rate:	The “Exchange Rate” of the Index on any trading day will be the spot rate in the interbank market of U.S. dollars per one unit of the Underlying Currency of the Index, as determined by the calculation agent, expressed as the amount of U.S. dollars per one unit of the Underlying Currency of the Index, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05” at approximately 4:00 p.m., Greenwich Mean Time.
Underlying Currency:	With respect to the Index, the European Union euro
Currency Business Day:	With respect to the Index, a “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Underlying Currency of the Index and (b) banking institutions in The City of New York and the principal financial center for the Underlying Currency of the Index are not otherwise authorized or required by law, regulation or executive order to close.
Ending Averaging Dates†:	October 25, 2012, October 26, 2012, October 29, 2012, October 30, 2012, and October 31, 2012
Maturity Date†:	November 5, 2012
CUSIP:	48125X6N1
†	Subject to postponement in the event of a market disruption event or a currency disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 166-A-I

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 166-A-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 166-A-I.
(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities LLC, which we refer to as JPMS, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

October 18, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 166-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 166-A-I dated June 9, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 166-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 166-A-I dated June 9, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209002336/e35646_424b2.pdf
•	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
•	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information About the Index

We have derived all information contained in this term sheet regarding the MSCI Europe Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc., which we refer to as MSCI. We make no representation or warranty as to the accuracy or completeness of such information. The MSCI Europe Index is calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Europe Index.

The MSCI Europe Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of the developed markets in Europe. As of October 18, 2011, the MSCI Europe Index consisted of the following 16 developed market country indices: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The MSCI Europe Index is reported by Bloomberg Financial Markets under ticker symbol “MXEU.”

For more information on the index calculation methodology used to formulate the MSCI Europe Index (and which is also used to formulate the indices included in the MSCI Global Index Series), see the section entitled “The MSCI Singapore Index and the MSCI Taiwan Index" beginning on page PS-33 of the accompanying product supplement no. 166-A-I. References to “the MSCI Indices” contained in the above-referenced section will be deemed to include the MSCI Europe Index for purposes of this term sheet.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, notwithstanding anything to the contrary set forth under “General Terms of the Notes — Calculation Agent” in the accompanying product supplement 166-A-I, all calculations with respect to the Exchange Rate on any trading day will be rounded to five significant figures, with fives rounded up (e.g., 123.456 will be rounded to 123.46).

JPMorgan Structured Investments —	TS-1
Buffered Return Enhanced Notes Linked to the MSCI Europe Index, Converted into U.S. Dollars

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 112 (based on a hypothetical closing level of the Index on the pricing date of 80 and a hypothetical Exchange Rate on the pricing date of 1.40) and a Maximum Total Return on the notes of 17.40%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
201.600	80.00%	17.40%
184.800	65.00%	17.40%
168.000	50.00%	17.40%
156.800	40.00%	17.40%
145.600	30.00%	17.40%
134.400	20.00%	17.40%
128.800	15.00%	17.40%
123.200	10.00%	17.40%
121.744	8.70%	17.40%
117.600	5.00%	10.00%
114.800	2.50%	5.00%
113.120	1.00%	2.00%
112.000	0.00%	0.00%
106.400	-5.00%	0.00%
100.800	-10.00%	0.00%
89.600	-20.00%	-11.11%
78.400	-30.00%	-22.22%
67.200	-40.00%	-33.33%
56.000	-50.00%	-44.44%
44.800	-60.00%	-55.56%
33.600	-70.00%	-66.67%
22.400	-80.00%	-77.78%
11.200	-90.00%	-88.89%
0.000	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and the graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 112 to an Ending Index Level of 114.80.

Because the Ending Index Level of 114.80 is greater than the Initial Index Level of 112 and the Index Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 17.40%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (2.50% × 2)] = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 112 to an Ending Index Level of 100.80.

Although the Index Return is negative, because the Ending Index Level of 100.80 is less than the Initial Index Level of 112 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 112 to an Ending Index Level of 134.40.

Because the Ending Index Level of 134.40 is greater than the Initial Index Level of 112 and the Index Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 17.40%, the investor receives a payment at maturity of $1,174 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 112 to an Ending Index Level of 89.60. Because the Index Return is negative and the Ending Index Level of 89.60 is less than the Initial Index Level of 112 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-20% + 10%) × 1.1111] = $888.89

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios. The examples below assume that the hypothetical closing level of the Index on the pricing date is 80, the hypothetical Exchange Rate for the Index on the pricing date is 1.40 and, therefore, the hypothetical Initial Index Level is 112. The examples below also assume that the Ending Index Level for the Index is based on the Adjusted Closing Level of the Index on a single date, which we refer to as the Observation Date. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns. The numbers appearing in the following examples have been rounded for ease of analysis.

JPMorgan Structured Investments —	TS-2
Buffered Return Enhanced Notes Linked to the MSCI Europe Index, Converted into U.S. Dollars

Example 1: The closing level of the Index increases from 80 on the pricing date to 88 on the Observation Date, and the Exchange Rate of the Index on the Observation Date remains flat at 1.40 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

88 × 1.40 = 123.20

Because the Ending Index Level of 123.20 is greater than the Initial Index Level of 112, the Index Return is positive and is equal to 10%.

Example 2: The closing level of the Index remains flat at 80 from the pricing date to the Observation Date, and the Exchange Rate of the Index increases from 1.40 on the pricing date to 1.68 on the Observation Date.

The Ending Index Level is equal to:

80 × 1.68 = 134.40

Because the Ending Index Level of 134.40 is greater than the Initial Index Level of 112, the Index Return is positive and is equal to 20%.

Example 3: The closing level of the Index increases from 80 on the pricing date to 88 on the Observation Date, and the Exchange Rate of the Index increases from 1.40 on the pricing date to 1.68 on the Observation Date.

The Ending Index Level is equal to:

88 × 1.68 = 147.84

Because the Ending Index Level of 147.84 is greater than the Initial Index Level of 112, the Index Return is positive and is equal to 32%.

Example 4: The closing level of the Index increases from 80 on the pricing date to 88 on the Observation Date, but the Exchange Rate of the Index decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level of the Index is equal to:

88 × 1.12 = 98.56

Even though the closing level of the Index has increased by 10%, because the Exchange Rate of the Index has decreased by 20%, the Ending Index Level of 98.56 is less than the Initial Index Level of 112, and the Index Return is negative and is equal to -12%.

Example 5: The closing level of the Index decreases from 80 on the pricing date to 72 on the Observation Date, but the Exchange Rate of the Index increases from 1.40 on the pricing date to 1.68 on the final Observation Date.

The Ending Index Level is equal to:

72 × 1.68 =120.96

Even though the closing level of the Index has decreased by 10%, because the Exchange Rate of the Index has increased by 20%, the Ending Index Level of 120.96 is greater than the Initial Index Level of 112, and the Index Return is positive and is equal to 8%.

Example 6: The closing level of the Index decreases from 80 on the pricing date to 72 on the Observation Date, and the Exchange Rate of the Index decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level is equal to:

72 × 1.12 = 80.64

Because the Ending Index Level of 80.64 is less than the Initial Index Level of 112, the Index Return is negative and is equal to -28%.

Example 7: The closing level of the Index remains flat at 80 from the pricing date to the Observation Date, and the Exchange Rate of the Index decreases from 1.40 on the pricing date to 1.12 on the Observation Date.

The Ending Index Level is equal to:

80 × 1.12 = 89.60

Because the Ending Index Level of 89.60 is less than the Initial Index Level of 112, the Index Return is negative and is equal to -20%.

Example 8: The closing level of the Index decreases from 80 on the pricing date to 72 on the Observation Date, and the Exchange Rate of the Index remains flat at 1.40 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

72 × 1.40 = 100.80

Because the Ending Index Level of 100.80 is less than the Initial Index Level of 112, the Index Return is negative and is equal to -10%.

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, including any positive return caused by a change in the Exchange Rate, up to the Maximum Total Return on the notes. The actual Maximum Total Return will be set on the pricing date and will not be less than 17.40% and, accordingly, the actual maximum payment at maturity will not be less than $1,174 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%. If the Ending Index Level is less than the Initial Index Level by more than 10%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
•	DIVERSIFICATION OF THE MSCI EUROPE INDEX — The return on the notes is linked to the MSCI Europe Index. The MSCI Europe Index is published by MSCI and is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of the developed markets in Europe. As of October 18, 2011, the MSCI Europe Index consisted of the following 16 developed market country indices: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The MSCI Europe Index is reported by Bloomberg Financial Markets under ticker symbol “MXEU.” For additional information about the Index, see the information set forth under "Supplemental Information About the Index" in this term sheet and “The MSCI Singapore Index and the MSCI Taiwan Index" in the accompanying product supplement no. 166-A-I.
JPMorgan Structured Investments —	TS-3
Buffered Return Enhanced Notes Linked to the MSCI Europe Index, Converted into U.S. Dollars

•	POTENTIAL EXCHANGE RATE GAINS — Appreciation of the Underlying Currency against the U.S. dollar may increase the Ending Index Level for the Index, which is used to calculate the Index Return. Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, unless offset by a decrease in the closing level of the Index.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 166-A-I. Based on the opinion of our special tax counsel, Davis Polk & Wardwell llp, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, the Underlying Currency, or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 166-A-I dated June 9, 2009.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and changes in the Exchange Rate and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss on a leveraged basis if the Ending Index Level is less than the Initial Index Level by more than 10%, which includes any loss caused by a change in the Exchange Rate. For every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, including any increase caused by a change in the Exchange Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 17.40%.
•	A decrease in the value of the Underlying CurrencY relative to the U.S. dollar may adversely affect your return on the notes — The return on the notes is based on the performance of the Index and the Exchange Rate. The Ending Index Level is the arithmetic average of the Adjusted Closing Levels of the Index on each of the Ending-Averaging Dates. The Adjusted Closing Level of the Index on an Ending Averaging Date is the closing level of the Index on that Ending Averaging Date, converted into U.S. dollars based on the Exchange Rate. Accordingly, any depreciation in the value of the Underlying Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currency) may adversely affect your return on the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
•	CHANGES IN THE VALUE AND EXCHANGE RATE OF THE INDEX MAY OFFSET EACH OTHER — The notes are linked to the MSCI Europe Index, converted into U.S. dollars. Price movements in the Index and movements in the Exchange Rate may not correlate with each
JPMorgan Structured Investments —	TS-4
Buffered Return Enhanced Notes Linked to the MSCI Europe Index, Converted into U.S. Dollars other. At a time when the value or Exchange Rate of the Index increases, the Exchange Rate or value, respectively, of the Index may decline. Therefore, in calculating the Ending Index Level, increases in the value or Exchange Rate of the Index may be moderated, or more than offset, by declines in the Exchange Rate or value, respectively, of the Index. There can be no assurance that the Ending Index Level will be higher than the Initial Index Level. You may lose some or all of your investment in the notes if the Ending Index Level is lower than the Initial Index Level.

•	NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
•	ALTHOUGH THE UNDERLYING CURRENCY TRADES AROUND THE CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currency is traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s countries, the United States, and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the member countries of the European Union and the United States and between each country and its major trading partners; and
•	the extent of governmental surplus or deficit in the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.

•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index and the Exchange Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the Index and the Exchange Rate;
•	the time to maturity of the notes;
•	the dividend rate on the equity securities underlying the Index;
•	interest and yield rates in the market generally as well as in the Underlying Currency’s country and in the United States;
•	the exchange rate and volatility of the exchange rate of the Underlying Currency;
•	correlation (or lack thereof) between the Index and the Exchange Rate;
•	suspension or disruption of market trading in the Underlying Currency or the U.S. dollar;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-5
Buffered Return Enhanced Notes Linked to the MSCI Europe Index, Converted into U.S. Dollars

Historical Information — Adjusted Index Performance

The graph below shows the historical weekly performance of the Index, converted into U.S. dollars, from January 6, 2006 through October 14, 2011, based on the weekly closing level of the Index and the exchange rate of the Underlying Currency as reported by Bloomberg Financial Markets on the relevant dates. The exchange rates used in such graph were determined by reference to the rates reported by Bloomberg Financial Markets and may not be indicative of the Index performance, converted into U.S. dollars using the spot rates of the Underlying Currency at approximately 4:00 p.m., Greenwich Mean Time, that would be derived from the applicable Reuters page. The Adjusted Closing Level of the MSCI Europe Index on October 17, 2011 was 112.76845.

Historical Information — Index Performance

The following graphs show the historical weekly performance of the Index from January 6, 2006 through October 14, 2011. The closing level of the MSCI Europe Index on October 17, 2011 was 81.93.

Historical Information — Exchange Rate

The graph below shows the historical weekly performance of the European Union euro expressed in terms of the conventional market quotation (which is the amount of U.S. dollars that can be exchanged for one European Union euro), as shown on Bloomberg Financial Markets at approximately 4:00 p.m., Greenwich Mean Time, from January 6, 2006 through October 14, 2011. The exchange rate of the European Union euro at approximately 4:00 p.m., Greenwich Mean Time, on October 17, 2011, as shown on Bloomberg Financial Markets, was 1.3737.

The exchange rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Index Return. The Index Return, assuming no change in the closing levels of the Index, increases when the U.S. dollar depreciates in value against the European Union euro.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Exchange Rate of the Underlying Currency relative to the U.S. dollar that would be derived from the applicable Reuters page.

JPMorgan Structured Investments —	TS-6
Buffered Return Enhanced Notes Linked to the MSCI Europe Index, Converted into U.S. Dollars

The Exchange Rate of the European Union euro at approximately 4:00 p.m., Greenwich Mean Time, on October 17, 2011, was 1.3764, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this term sheet.

We obtained the Index closing levels and exchange rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Exchange Rate from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index or the Exchange Rate on the pricing date or any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMS, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. In accordance with FINRA Rule 5121, JPMS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-64 of the accompanying product supplement no. 166-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-7
Buffered Return Enhanced Notes Linked to the MSCI Europe Index, Converted into U.S. Dollars